UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Wolfe               Kenneth L
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/00

5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)

------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $41.00000       02/07/00       A         60,000.0000                                    01/01/02
(right to buy) (1)
Non-Qualified Stock Option     $41.00000       02/07/00       A         40,000.0000                                    01/01/02
(right to buy) (2)

Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)

------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     02/07/00  Common Stock                   60,000.0000                             D   Direct
(right to buy) (1)
Non-Qualified Stock Option     02/07/00  Common Stock                   40,000.0000               100,000.0000  D   Direct
(right to buy) (2)

Explanation of Responses:

(1)
This option grant constitutes a special one-time incentive which will vest, if at all, on the day following the third consecutive day in which the closing price of the Corporation's Common Stock on the New York Stock Exchange is $60 or greater and will expire on January 1, 2002.

(2)
This option grant constitutes a special one-time incentive which will vest, if at all, on the day following the third consecutive day in which the closing price of the Corporation's Common Stock on the New York Stock Exchange is $70 or greater and will expire on January 1, 2002.



SIGNATURE OF REPORTING PERSON
/S/ Wolfe ,  Kenneth L
DATE 03/10/00